UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Perfitly, LLC

Legal status of issuer

   Form
   LLC

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   March 11, 2015

Physical address of issuer
157 Columbus Avenue, #445, New York, NY 10023

Website of issuer
https://www.perfitly.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
February 5, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
18

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$79,338	$62,655
Cash & Cash Equivalents	$79,174	$62,161
Accounts Receivable	$0	$0
Short-term Debt	$45,919	$69,822
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income (Loss)	$-1,387,330	$-1,402,713

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
November 13, 2020

Perfitly, LLC



Up to $1,070,000 of Crowd Notes

Perfitly, LLC ("Perfitly", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by February 5, 2021. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $650,000 under the Combined Offerings (the "Closing Amount") by February 5, 2021, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by January 29, 2021 will be permitted to increase their subscription amount at any time on or before February 5, 2021 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after January 29, 2021. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to February 5, 2021, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's

management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://www.perfitly.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: http://seedinvest.com/perfitly

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Perfitly, LLC is a Delaware LLC, formed on March 11, 2015.

The Company is located at 157 Columbus Avenue, #445, New York, NY 10023.

The Company's website is https://www.perfitly.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under http://seedinvest.com/perfitly and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$1,000
Offering deadline	February 5, 2021
Use of proceeds	See the description of the use of proceeds on page 10 hereof.
Voting Rights	See the description of the voting rights on pages 9, 13, 14, and 15.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Apparel eCommere Tech market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2021. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The reviewed financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2019 and 2018, the Company has a net operating loss of $1,387,330 and $1,402,71, an operating cash flow loss of $1,410,904 and $1,350,183, cash in bank of $62,161 and $79,174 respectively. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

It is possible that our flagship product ("Perfitly's ETE Solution", or "ETE") gets commoditized and offers low differentiation to market players. Perfitly may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to establish itself as a well known brand in the competitive Apparel eCommerce Tech space, and the product may be in a market where customers will not have brand loyalty. If competitors develop equal products, Perfitly may be forced to compete on a pricing basis, which could negatively affect their revenue.

True Fit maintains broad market presence and economies of scale not accessible for smaller players such as Perfitly. Further, existing companies and/or larger companies that engage in the Apparel eCommerce business or are within the Apparel eCommerce Tech space could introduce new or enhance existing products and/or may introduce them at lower price points. This could negatively impact the company's growth

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for Perfitly to dramatically increase the number of customers that they serve or to establish itself as a well-known brand in the competitive Apparel eCommerce Tech space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company may be unable to protect its intellectual property adequately. The company currently has applied for patents on its 1 product — ETE. To the extent they do seek patent protection, any U.S. or other patents issued may not be sufficiently broad to protect their proprietary technologies. In addition, patents, even if granted, may be held invalid or unenforceable if challenged. Any intellectual enforcement efforts Perfitly seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Limited Liability Company and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock then existing, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares, or common shares, as issued, they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock, or common stock, as issued. If the notes convert because they have reached their maturity date, the notes will convert based on a $15,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $15,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $15,000,000 valuation cap, so you should not view the $15,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes, and possibly the securities into which the Crowd Note are convertible. Any action brought by any party hereto shall be brought within the State of New York, County of New York. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

Perfitly's comprehensive end-to-end (ETE) solution mimics the in-store process in full detail, creating a true 'try before you buy' experience online by showing the shopper in a recommended size and letting them personalize the choice by sizing up/down. The results have been game-changing. At recent large pilot-trials at a top-5 retailer, the in-store selection by shoppers matched their Perfitly enabled online selection by >79%. These results cross-validated the results at Perfitly's client deployments where returns reduced by 2/3 and conversion increased by 80%.

The performance of the platform continues to raise Perfitly's profile. We currently have 6 deployments at retailers ranging from small to 'mega'. Several others are in various stages of early discussions to deployment planning.

Perfitly has accomplished the 'try before you buy' visualization through fusing complex leading-edge AR/VR-AI technologies into a fully home-based solution. The functionality is delivered as a 'try it on' button on the client retailer's website/app as an accurate, fully scalable, cloud-based SaaS solution with sub-second response times…a fun, quick and easy experience.

Business Plan

Perfitly earns revenues from the following 4 streams:

1. Over the next two years > 90% of the revenues are estimated to be derived from the end-to-end ("ETE") SaaS solution through use of the 'Try it On' button on a retailer's eCommerce site. As the shopper clicks the 'Try it On' button, on a specific product page, a per-use charge to the retailer is triggered. During that product page session, the shopper may size up/down, change colors, zoom, rotate, etc. several times. The use fee MSRP is 9.5¢ per product page session.

   As a cash flow management tool, an onboarding amount is charged to the client at project start. This amount is credited back to the client against usage fees over time, for a net-zero onboarding charge.
2. For small retailers, a monthly subscription fee is used instead of a per use model.
3. Other custom services may be required by the client and are priced accordingly on-demand.
4. Data analytics and AI are customized based on specific requests and priced accordingly.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.04% of the proceeds, or $58,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Tech Optimization, Data, Cloud	75.58%	75.58%	72.32%
Client Onboarding	11.62%	11.62%	8.56%
Sales, Marketing	6.98%	6.98%	10.69%
Other & Operations	5.82%	5.82%	8.43%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Dave Sharma	Co-Founder & CEO (January 2016 - Present)	Perfitly, Co-Founder & CEO (January 2016 - Present). Overall direction, management and strategy of the Company. Direct oversight of Finance , Acctg, HR & Legal functions. Oversight of Product and Biz Dev.
Kash Vyas	Co-Founder & CTO (January 2016 - Present)	Perfitly, Co-Founder & CTO (January 2016 - Present). Overall direction of: Product Development and Strategy and market alignment. Technology and resource development & coordination, Cloud Strategies & alignment,Scaling, Recruitment. Client deployments.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	1,000,000	YES	N/A	N/A	**100%**	N/A

The Company has the following debt outstanding:

None.

Ownership
A majority of the Company is owned by one individual. That individual is Singularity, LLC.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Singularity, LLC*	935,000 Common Units	93.5%**

*(Sharma Family, controlled by Dave Sharma)
**Based on fully-diluted capitalization

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Perfitly, LLC was formed on March 11, 2015 in the State of Delaware.

Perfitly is an AR/VR-AI based online visualization platform for apparel e-commerce. For the online shopper, it virtually and accurately recreates the in-store fitting room experience directly on a brand or retailer's e-commerce site. The 'try before you buy' visualization enables a shopper to try on, in the virtual space, the recommended size i the style selected and personalize by changing sizes and colors to make an accurate and confident selection. This substantially solves the two largest problems facing online apparel retailers today – low conversion rates and high return rates.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $62,441.89 in cash on hand as of November 4, 2020 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:
None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $15,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $15,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $650,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings.

Dilution

Once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even if the value of the Company may go up. You may own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. }

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Dave Sharma
_____
(Signature)

Dave Sharma
_____
(Name)

Co-Founder & CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Dave Sharma
_____
(Signature)

Dave Sharma
_____
(Name)

Co-Founder & CEO
_____
(Title)

November 13, 2020
_____
(Date)

/s/Kash Vyas
_____
(Signature)

Kash Vyas
_____
(Name)

Co-Founder & CTO
_____
(Title)

November 13, 2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

PERFITLY, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Managers of
Perfitly, LLC
New York, New York

We have reviewed the accompanying financial statements of Perfitly, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

September 23, 2020
Los Angeles, California

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	79,174	$	62,161
Total current assets		**79,174**		**62,161**
Property and equipment, net		165		494
Total assets	$	**79,338**	$	**62,655**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Other current liabilities	$	45,919	$	69,822
Total current liabilities		**45,919**		**69,822**
Total liabilities		**45,919**		**69,822**
MEMBERS' EQUITY				
Members Equity		33,420		(7,167)
Total members' equity		**33,420**		**(7,167)**
Total liabilities and members' equity	$	**79,338**	$	**62,655**

See accompanying notes to financial statements.

PERFITLY, LLC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	1,343,320	1,262,741
Research and development	24,669	127,752
Sales and marketing	19,341	12,221
Total operating expenses	1,387,330	1,402,713
Operating income/(loss)	(1,387,330)	(1,402,713)
Interest expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(1,387,330)	(1,402,713)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (1,387,330)	$ (1,402,713)

See accompanying notes to financial statements.

(in thousands, $US)	Members' Equity	
Balance—December 31, 2017	$	45,752
Net income/(loss)		(1,402,713)
Contribution		1,349,794
Balance—December 31, 2018	$	(7,167)
Net income/(loss)		(1,387,330)
Contribution		1,427,916
Balance—December 31, 2019	$	33,420

See accompanying notes to financial statements.

PERFITLY, LLC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2019**		**2018**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,387,330)	$	(1,402,713)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		329		329
Changes in operating assets and liabilities:				
Other current liabilities		(23,903)		52,201
Net cash provided/(used) by operating activities		**(1,410,904)**		**(1,350,183)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Contribution/(Distribution)		1,427,916		1,349,794
Net cash provided/(used) by financing activities		**1,427,916**		**1,349,794**
Change in cash		17,012		(389)
Cash—beginning of year		62,161		62,551
Cash—end of year	**$**	**79,173**	**$**	**62,161**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Perfitly, LLC was formed on March 11, 2015 in the State of Delaware. The financial statements of Perfitly, LLC, (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in New York, New York.

Perfitly is an AR/VR-AI based online visualization platform for apparel e-commerce. For the online shopper, it virtually and accurately recreates the in-store fitting room experience directly on a brand or retailer's e-commerce site. The 'try before you buy' visualization enables a shopper to try on, in the virtual space, the recommended size in the style selected and personalize by changing sizes and colors to make an accurate and confident selection. This substantially solves the two largest problems facing online apparel retailers today – low conversion rates and high return rates.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed all its tax returns from inception through December 31, 2019, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company will recognize revenues from the sale of its products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 23, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities, consist of the following items:

As of Year Ended December 31,	2019	2018
Other Current Liabilities consist of:		
Accrued Expenses	$ 45,919	$ 69,822
Total Other Current Liabilities	**$ 45,919**	**$ 69,822**

4. PROPETY AND EQUIPMENT

As of December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2019	2018
Computer Equipment	$ 5,719	$ 5,719
Property and Equipment, at Cost	**5,719**	**5,719**
Accumulated depreciation	(5,554)	(5,225)
Property and Equipment, Net	**$ 165**	**$ 494**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $329 and $329 respectively.

5. DEBT

The company had no debt as of December 31, 2019.

6. RELATED PARTY

There are no related party transactions.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

Since 2015, the Company has entered into a renewable lease agreement with Osmo Foundation. The lease is for the company's two offices located in New York, New York and Montreal, Quebec. The original lease has been renewed from year to year through September 30, 2020. Rent expense was in the amount of $118,623 and $117,152 as of December 31, 2019 and December 31, 2018 respectively.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2019, are as follows:

As of Year Ended December 31, 2019		
2020	$	75,150
2021		-
2022		-
2023		
2024		-
Thereafter		-
Total future minimum operating lease payments	$	**75,150**

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. MEMBERS' EQUITY

As of December 31, 2019 and December 31, 2018, the company was owned 100% by Singularity, LLC.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 23, 2020, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2019 and 2018, the Company has a net operating loss of $1,387,330 and $1,402,71, an operating cash flow loss of $1,410,904 and $1,350,183, cash in bank of $62,161 and $79,174 respectively. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

Subsequent to the year end, the Company has been working on raising funding via crowdfunding. In case there are delays in funding or additional funding is required, the Company entered into a financing agreement with Singularity,

LLC, the sole member, whereby Singularity, LLC agrees to fund the Company's operations for the next twelve months through December 31, 2020.

Additionally, the Company has the ability to reduce capital expenditures and curtail expansion plans significantly should the funding be delayed.

Management determined that these plans alleviate substantial doubt about the Company's ability to continue as a going concern.

EXHIBIT C
PDF of SI Website



Retail Technology   New York

Website: https://www.perfitly.com/index.html

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Perfitly, LLC

AR/VR-AI apparel eCommerce SaaS solution reducing returns and increasing sales

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$1,000	**$15,000,000**	**Crowd Note**
Minimum	Valuation cap	Security Type

INVEST IN PERFITLY, LLC

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Perfitly, LLC is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights

Overview

The Team

Term Sheet

Market Landscape

Risks & Disclosures

Data Room

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Company Highlights

> Deployed at a top-10 (USA) retailer's select site

> Client deployment achieved a 64% reduction in returns and an 80% increase in conversion on their eCommerce site

> 2019 NRF Expo (700 international exhibitors, 40,000 visitors) rated "Best in Show" across multiple top rankings (Top 3, 5, 7)

> Launched smartphone-based app for body replica ("avatar") creation, minimizing the human error and subjectivity that may stem from self-reported measurements

> Winner "Most Fundable Company" competition, Pepperdine Graziadio Business School national contest. Through rigorous multistage diligence, from among 4,500+ early-stage applicants (Oct. 15, 2020)

Fundraise Highlights

> Total Round Size: US $1,500,000

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security
  Type   : Crowd Note

> Valuation Cap: US $15,000,000

> Target Minimum Raise Amount: US $650,000

> Offering Type: Side by Side Offering

Perfitly transforms eCommerce by providing shoppers effective online visualization of how a garment looks and fits on them, helping solve two of the costliest problems in apparel eCommerce; high returns and low conversion.

Online apparel sales ($95B, USA) are increasing at 10.8% annually. This trend has accelerated further post-pandemic due to the need for touch-less commerce.Apparel eCommerce is beset with two large and costly problems; high returns and low conversion resulting in ~$19B in waste cost and ~$16B in lost sales (2020). As online accelerates, so do the problems.

Online shoppers return 30-40% of apparel purchases and buy only 2-3% of what they browse. This happens because they cannot see how the clothing fits and looks on themselves. It's the opposite of an in-store experience, where they try on clothing and view it in a mirror, resulting in low returns (~9%) and high conversion (~25%).

Perfitly's comprehensive end-to-end (ETE) solution mimics the in-store process in full detail, creating a true 'try before you buy' experience online by showing the shopper in a recommended size and letting them personalize the choice by sizing up/down. The results have been game-changing. At recent large pilot-trials at a top-10 retailer, the in-store selection by shoppers matched their Perfitly enabled online selection by >79%. These results cross-validated the results at Perfitly's client deployments where returns reduced by 2/3 and conversion increased by 80%.

The performance of the platform continues to raise Perfitly's profile. We currently have 6 deployments at retailers ranging from small to 'mega'. Several others are in various stages of early discussions to deployment planning.

Perfitly has accomplished the 'try before you buy' visualization through fusing complex leading-edge AR/VR-AI technologies into a fully home-based solution. The functionality is delivered as a 'try it on' button on the client retailer's website/app as an accurate, fully scalable, cloud-based SaaS solution with sub-second response times... a fun, quick and easy experience.

Pitch Deck



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Perfitly - Introducing the new gold standard in digital shopping

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The Team

Founders and Officers



Dave Sharma
CO-FOUNDER / CEO

40+ years leading large operations in manufacturing, technology. Founded, established, divested and acquired several businesses in the TTA-Transitair group of companies. Led international consortia in large infrastructure projects and workforces of several thousands. Education: MBA, IIT Chicago; B. Tech, Indian Railways Institute of Eng.



Kash Vyas
CO-FOUNDER / CTO

20+ years delivering technology based business solutions in retail, online media, digital advertising and finance at director level positions. Comcast, Amazon Web Services, Akamai, Goldman Sachs. Director of Technology at iRail.com. Education: BS, Mechanical Engineering, Rensselaer Polytechnic Institute



Raghav Sharma
CO-FOUNDER / ADVISOR

20+ years in strategy consulting and M&A. Established and divested technology companies. McKinsey & Co, JPMorgan, GuideVine Technologies, iRail.com. Education: AB, Eng & Econ, Brown Univ; MBA, Wharton School of Business

Key Team Members

| | Navin Rao | | Michel Zampa | | Jordan Montgomery |

Notable Advisors & Investors

| | Gene Kahn | | Veronica Chou | | Jan Kniffen |

| | Sue Kagan |

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,500,000
Minimum investment:	US $1,000
Target Minimum:	US $650,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $15,000,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Closing conditions:	While Perfitly has set an overall target minimum of US $650,000 for the round, Perfitly must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Perfitly's Form C.
Regulation CF cap:	While Perfitly is offering up to US $1,500,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.

Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



Market Landscape



Annual growth of US fashion online market. Source: Statista/eMarketer

The US fashion eCommerce market is estimated at $110B in 2020 (eMarketer, Statista) of which 70% is attributed to apparel. Apparel e-commerce had been growing at 10.8% before the pandemic. But has surged from 31% to over 40% of total sales and is expected to sustain. Simultaneously, return rates have leapt to 50% of sales, up from 30% avg. resulting in over $20B in waste annually (the problem that Perfitly solves directly).

By 2025, apparel e-commerce in USA is expected to reach ~$170B. When Europe and Asia are included, the worldwide total is estimated to reach ~$950B. Discounting for products not covered by Perfitly (childrens-wear, intimates and accessories), Perfitly's addressable market today is estimated at ~$65B (USA), plus an equal amount in Europe. Adding other regions, it totals ~$320B, growing at ~10%. Perfitly's focus for 2020/21 remains USA, with gradual entry into Europe by 2Q2021.

The market is highly fragmented. Perfitly's focus is on digitally savvy, large retailers and is opportunistic about others.

As a B2B2C SaaS Solution, our marketing efforts are directed to the online apparel retailers, rather than the consumer. The outreach is therefore through direct contact with retailers via; (i) shows/conferences; (ii) speaking spots; (iii) industry contacts, (iv) direct outreach; (v) industry news.

We are developing a strong presence in the market and have recently gone 'live' on a USA top-5 retailer in a rolling deployment. Several retailers are in various stages of the sales pipeline.

Perfitly has several competitors. No other offering has created significant traction (<2%), owing to insufficient and/or inaccurate approaches (see slide 20 in deck). By avoiding shortcuts and harnessing the latest in technologies, Perfitly has overcome the shortcomings and solves the two largest problems (high returns and low conversion).

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Apparel eCommere Tech market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2021. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The reviewed financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2019 and 2018, the Company has a net operating loss of $1,387,330 and $1,402,71, an operating cash flow loss of $1,410,904 and $1,350,183, cash in bank of $62,161 and $79,174 respectively. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

It is possible that our flagship product ("Perfitly's ETE Solution", or "ETE") gets commoditized and offers low differentiation to market players. Perfitly may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to establish itself as a well known brand in the competitive Apparel eCommerce Tech space, and the product may be in a market where customers will not have brand loyalty. If competitors develop equal products, Perfitly may be forced to compete on a pricing basis, which could negatively affect their revenue.

True Fit maintains broad market presence and economies of scale not accessible for smaller players such as Perfitly. Further, existing companies and/or larger companies that engage in the Apparel eCommerce business or are within the Apparel eCommerce Tech space could introduce new or enhance existing products and/or may introduce them at lower price points. This could negatively impact the company's growth

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for Perfitly to dramatically increase the number of customers that they serve or to establish itself as a well-known brand in the competitive Apparel eCommerce Tech space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company may be unable to protect its intellectual property adequately. The company currently has applied for patents on its 1 product — ETE. To the extent they do seek patent protection, any U.S. or other patents issued may not be sufficiently broad to protect their proprietary technologies. In addition, patents, even if granted, may be held invalid or unenforceable if challenged. Any intellectual enforcement efforts Perfitly seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Limited Liability Company and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	LAST MODIFIED	TYPE
> 📁 Financials (2 files)	Sep 15, 2020	Folder
> 📁 Fundraising Round (1 file)	Sep 15, 2020	Folder
> 📁 Investor Agreements (1 file)	Sep 15, 2020	Folder
> 📁 Miscellaneous (4 files)	Sep 15, 2020	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Perfitly, LLC

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Perfitly, LLC. Once Perfitly, LLC accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Perfitly, LLC in exchange for your securities. At that point, you will be a proud owner in Perfitly, LLC.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Perfitly, LLC has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Perfitly, LLC does not plan to list these securities on a national exchange or another secondary market. At some point Perfitly, LLC may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Perfitly, LLC either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Perfitly, LLC's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Perfitly, LLC's Form C. The Form C includes important details about Perfitly, LLC's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck

perfitly

An end-to-end ("ETE"), interactive online fitting room solution that helps shoppers find their perfect fit.

perfitly 2

DISCLAIMER: This presentation specifically, as in this offering in general, may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Contents

Transformative AR/VR-AI platform purpose-built for apparel eCommerce

An online SaaS visualization solution that enables consumers to see themselves in the selected garment, i.e. ‘try before you buy’

- Increases sales and conversion
- Reduces billions in returns
- Increases sustainability and reduces carbon footprint



SIZE
6 8 10
SIZE
6 8 10
SIZE
6 8 10

The three biggest problems facing the online apparel industry today

1 — Low conversion rates



Average conversion rates of **2-3%**

Resulting in lost sales

2 — High return rates



Return rates of **20-40%**

$17.6B wasted in 2019 (USA)

3 — Environmental Damage



2.1B tonnes of CO2 annually
10M tonnes of textiles end up in landfill

Second most polluting industry worldwide

① Online conversion rates are only 1/10th of in-store

Online Conversion Rate	In-Store Conversion Rates
2-3%	~25%

- To reinforce online viability, conversion rates need to increase substantially

- *Each $ in additional sales, through better conversion, adds ~30¢ to the bottom line*

Online returns cost apparel retailers billions



WASTED COST DUE TO RETURNED APPAREL TO U.S. RETAILERS ($B)

	2019E	2021E
■ Online Rev	96	146
■ Wasted Cost	17.6	26.6



Goldman Sachs estimates "...the **cost of returns** of poorly fitting and unwanted clothing **averages 30%** of online pure-play sales."



"A **1% fall in returns** would immediately **add £10 million** to the company's bottom line," ASOS CEO Robertson said.

Source: WSJ Online, Goldman Sachs, eMarketer, IMRG Fashion Retail Returns Report 2014, Reuters, Perfitly Analysis

| PROPRIETARY AND CONFIDENTIAL

(3) Environmental harm and resource waste

Apparel industry is the second largest polluter globally

- Fashion accounts for 20% of world's wastewater and 10% of greenhouse gasses, including CO_2

- "..... in 2017, 10.2m tonnes of textiles ended up in landfills, while another 2.9m were incinerated" per US EPA

- High returns and low conversion cause excess merchandise, inventory trapped in the returns cycle and higher waste from "unwanted" apparel

- Requires excess capital and operational resource

Source: Vogue Business, Global Fashion Agenda, McKinsey, BBC

Perfitly's comprehensive Solution solves a *root cause*, that has major impact on all three problems

*An online 'try before you buy' visualization **creates confidence** and the shopper **buys only what they truly like and not 'just-in-case sizes and colors'** of the same garment - reducing returns and resource waste*

Illustrative Case Study: Assumption - Conversions increase by 2/10th, returns reduce by 1/3rd

Note: A 'what if' analysis if Perfitly functionality was applied to Zalando and ASOS data. A rough order of magnitude hypothesis.

Online	Financial Increase - $MM (as % of Rev)		Inventory Reduction (as % of Avg. Inventory)	Resource Reduction (as % of Revenue)		
	Rev.	EBIT		Fulfillment	Supply	Capital
Zalando	447.5 (15%)	352.1 (12%)	~11.67%	7-8%	11-12%	~10%
ASOS	238.5 (15%)	143.8 (9%)	~11.67%	4-5%	10-11%	~8%

Zalando ($MM): Rev. ($2,986), EBIT ($110), Annual Reports, 2014
ASOS ($MM): Rev. ($1,590), EBIT ($76), Annual Reports, 2014

Perfitly Actual Deployment Results (2019):
Returns dropped to 10% from 28%
Conversion increased to 7.2% from 4.0%

Perfitly's 5 step end-to-end (ETE) Solution enabled as a 'Try it On' button on a retailer's product page

Create Inputs

Creates Shopper's Avatar

Creates 3D e-Garment

Uses photos or measurements

Uses brand's digital CAD patterns, meta data and fabric properties

OR

Brand provides 3D e-garment



An Accurate Virtual Fitting Room

Recommend Size

SMALL

MEDIUM

LARGE

Visualize Fit

Personalize Choice

View, zoom, rotate, change **sizes** and **colors** to select their ideal fit & look

Leads to a Confident Purchase

Minimized returns
Increased conversion

We believe Perfitly is the first solution incorporating all 5 steps – vs. other attempts which miss, are partial or inaccurately address steps, causing poor end results and KPI

How it works for the shopper

ALSO SEE CONSUMER WALK-THRU VIDEO IN PROFILE

Click the Perfitly 'Try it On' button located on the product page of a selected garment



Target / Women / Women's Clothing / Pajamas & Loungewear / Loungewear
Shop all A New Day

Women's Fleece Pullover Sweatshirt - A New Day™

$20.00

★★★★☆ 15 ⌄ | 1 Question

Quantity
1 ⌄

size S   Size chart

XS	S	M	L
XL	XXL	1X	2X
3X	4X		

color Camel

perfitly Try it on

Part of a look

Out of stock

+ 11 more

How it works for the shopper, cont.

ALSO SEE CONSUMER WALK-THRU VIDEO IN PROFILE

Repeat shoppers:

Already have their saved avatars and automatically go to the next step

OR

First time shoppers:

Create their avatar through the Perfily App or client website:

a) Enter measurements:



perfitly
Try it on by creating Avatar
See how item fits "you" after entering your measurements
Height
Enter your height
Bra Brand
Bra
Waist
Hip
Leg Length
Weight
Create Avatar

Enter a few common measurements to generate their accurate avatar

OR

b) Take a few photos:



2:23
perfitly

Follow easy instructions and submit confidential photos

How it works for the shopper, cont.

ALSO SEE CONSUMER WALK-THRU VIDEO IN PROFILE

The system automatically shows the shopper wearing the Perfitly recommended size - zoom, rotate, try on different sizes and colors to find their perfect fit

perfitly
Recommended fit
- Your recommended size
Size XS
XS
S
M
Color Camel
$20.00
Add to cart
Re-measure
0%
0°

perfitly
Recommended fit
- Your recommended size
Size M
XS
S
M
Color Camel
$20.00
Add to cart
Re-measure
0%
0°

Shoppers can make their selection and add directly to cart from the modal, purchasing with confidence



How it works for the retailer

- Integrated to the retailer's site with 'one line of code'
  - Quick and easy process
  - Look and feel of the modal conforms to the client site
  - Full compliance with privacy best practices (CCPA, GDPR), accessibility, etc.
  - Integrated as an app within client's app (iOS, Android)

- Onboarded by ingesting garment data via APIs
  - As 3D images
  - As 2D digital CAD and meta data of garment - Perfitly creates 3D images (same digital data as required by physical garment manufacturer)

- The aesthetics and flow of the site remains consistent and uninterrupted

Perfitly does the heavy lifting

Substantial benefit for both shoppers and retailers

Shopper Impact	Retailer Impact
Enriching, fun, and quick without changing consumer behavior	Reduces returns, increases conversion, substantially reduces resource and capital requirements, significant reduction in CO_2 and material waste
A true 'Try before you buy' full featured experience	Accurate, comprehensive, seamless, easy integration
Works for 95% of the adult population	Cloud-native and fully scalable
Sub-second response times	Large data/analytics and AI development
100% home-based, no additional equipment needed	

Current platform and development roadmap

TODAY



- Fit & Visualization
- Immersive Shopping
- Photo Generate Avatar App
- In-Store Use

UPCOMING RELEASES

1Q/2Q 2021

- Multiple Garments
- Pose, Custom Avatar
- Suggestive Selling
- Face and Skin Option

3Q/4Q 2021



- Curated-Personal Style
- Mass Customization
- VR Viewer Experience
- Movement

** Future launch priorities may shift pending specific needs of the Brand / Market*

Perfitly platform is agnostic and highly integrable with our clients' existing infrastructure


perfitly
Host Platform (3rd Party)
API
Microsoft Azure
Adobe Creative Cloud
amazon web services
Apparel Design / Manufacturing (Server-based 3rd Party Licenses)
Ai
HUMAN SOLUTIONS ASSYST AVM
CLO
GERBER TECHNOLOGY
OptiTex Apparel | Fashion | Sewn CAD/CAM Professionals
BROWZWEAR
Back Office
Garment Digitization & Catalog Preparation
Avatar Creation
Size Recommend -ation Engine
Simulation Engine
High Fidelity Rendering Engine
Data Analytics
Front Office
Web Responsive Virtual Fitting Room
Personalization & Visualization Solutions
Mobile Apps
Brick & Mortar Scanning Booths
In–Store Apps
Ecommerce Platforms
shopify
Magento
yo!kart MULTI VENDOR SYSTEM
BIGCOMMERCE
VTEX

Built for scalability

Works for ~90% of everyday garments



On ~95% of the adult population



Women: 4'5" to 6'4", 80lbs to 300+ lbs
Men: 5'2" to 6'8", 110lbs to 350+ lbs

Fully scalable

Solution is architected to be fully scalable

Solution is hosted on massive cloud platforms like AWS, Microsoft and Google

Perfitly overcomes the shortcomings of other solutions

If any one step is missing, partial or inaccurate, it causes poor end results



Inaccurate individual measurement

Use unreliable measurements or use obsolete demographics, sizing data and charts



Inaccurate garment modeling

Use 'guesswork' algorithms without incorporating accurate garment cut patterns and fabric properties; not 3D



Inaccurate size recommendation

Utilize outdated and inaccurate size charts, no algorithm/AI to simulate "wear" or interplay between two 3D objects (avatar and 3D garment)



No virtual try on, personalization or size up/down

Lack visualization, or do 'paper-dolling' and not actually 'wearing' the garment

No way to see how it looks, fits or try on different sizes before purchase

Perfitly stands ahead and alone - examples

	Shopper's Body Dimensional Data 	Garment Simulation 	Accurate Size Recommendation SMALL MEDIUM LARGE	Visualization & Personalization
perfitly	●	●	●	●
True Fit	◔	○	◔	○
Fit Analytics	◔	○	◔	◔
Body Labs	●	○	○	○
Style Me, Drapr	◔	◑	◔	◔
Zeekit	◔	◔	◔	◔
Bold Metrics	◔	○	◔	◔
3D Look	◕	○	◔	○

Functionality: ◔ Partial ● Full

Perfitly functionality will create unparalleled data from billions of consumer interactions

Immediate focus is on increasing conversion, reducing returns and increasing sustainability for apparel eCommerce. As Perfitly-enabled interactions grow, we expect to become a leading data provider to the $2Tn industry.

Data is collected as individual units or in groupings and can be applied across apparel, fitness, medical, automotive, furniture and several others.



Perfitly Consumer Visits (B)
(USA, Europe, Asia, Others)

Perfitly Consumer Queries (B)

Individual Consumers (MM)

Data unlocks massive analytic opportunities enterprise-wide

DATA TYPE

Market
- Consumer
- Product
- Economics

Industry Agnostic
Anthropometrics

SEGMENTATION

Macro-level
Individual
Geographies
Company
Demographic
Chronological
    - Historical
    - Real Time
Competitive
Custom

APPLICATIONS

Trends
Category Mgmt
Supply Chain
Inventory
Quality
Distribution
Purchasing
Forecasting
Targeted Mktg

INSIGHTS
CREATED:
CONSUMER,
PRODUCT,
DEMO-
GRAPHICS



Billions of platform visits will generate vast amounts of data, analytics and AI opportunities in the $2Tn industry

Examples of actionable data/analytics enabled by Perfitly

Individual-level	likes, dislikes, habits, ensembles, curation, personalization
Website	conversion, dwell times, iterations
Grouping	what's hot-cold-trending-styles-color, human shapes, age group, ethnic group
Geography	geographic distribution, concentrations, preferences
Quality	track problem areas in designs, product or processes
Vendors	who's and what product has problems or runs smooth
Demographics	age, gender, body shapes, ethnicity (GDPR, CCPA, consent)

Perfitly recognizes the immense potential of the data and analytics that will accrue. However, for conservatism, we have not included any monetary value in our financial projections at this time.

Photo app unlocks vast potential for multiple industries

Consumer inputs via Perfitly App

Select Photos



OR

Select Measurements







AVATAR
3-D Virtual self

- Data continuously refreshes itself
- Segmented by:
  - Individual or Group
  - Demographic
  - Geographies
  - Ethnicity
  - Age
  - Chronology

OTHER POTENTIAL
APPLICATIONS:

MEDICAL, FITNESS

AUTOMOTIVE &
EQUIPMENT

FURNITURE &
ARCHITECTURAL

SEVERAL OTHER

Deployments and brand pipeline

RETAILER TYPE	SIZE	STATUS
Mass consumer (M&W)	Top 5	Deploying on their website, September LIVE launch
Mass consumer (M&W)	Top 5	POC submitted, discussions
Mass consumer (M&W)	Top 5	Discussion
Mass consumer (M&W)	Top 20	Discussion
Mass Consumer (M&W)	Top 20	POC complete, next steps, discussion
Multi-brand (M&W)	Top 20	B2B functionality provided for wholesale applications. B2B2C discussions.
Multi-Brand (M&W)	Top 20	POC complete, discussions
Multi-Brand (M&W)	Large	Discussions
Multi-Brand (M&W)	Large	Discussions
Lifestyle brand (M&W)	Large	Trials complete, A/B pilot planning
Activewear brand (M&W)	Large	Discussions
Women's	Medium	POC complete, trial discussion
Women's	Medium	LIVE
Women's	Medium	Discussions
Women's	Medium	Pilot Discussions
Women's	Medium	Discussions

RETAILER TYPE	SIZE	STATUS
Men's specialty	Small	LIVE
Men's	Small	LIVE
Men's	Small	LIVE
Sportswear (W)	Small	LIVE
Several & International	Small -- Top 10	Discussions – POC's – Trials –A/B Planning

Summary:

- 6 commercial deployments
- 2 ongoing trials/pilots at retailers
- 4 'proof of concept' trials completed
- 30+ Brands currently in discussions

Revenue model

Perfitly earns revenues from the following 4 streams:

1. Over the next two years > 90% of the revenues are estimated to be derived from the end-to-end ("ETE") SaaS solution through use of the 'Try it On' button on a retailer's eCommerce site. As the shopper clicks the 'Try it On' button, on a specific product page, a per-use charge to the retailer is triggered. During that product page session, the shopper may size up/down, change colors, zoom, rotate, etc. several times. The use fee MSRP is 9.5¢ per product page session.

As a cash flow management tool, an onboarding amount is charged to the client at project start. This amount is credited back to the client against usage fees over time, for a net-zero onboarding charge.

2. For small retailers, a monthly subscription fee is used instead of a per use model.

3. Other custom services may be required by the client and are priced accordingly on-demand.

4. Data analytics and AI are customized based on specific requests and priced accordingly.

Financial projections – apparel eCommerce (USA) Revenue growth is achieved through:

A steady onboarding of brands...


Number of Client Brands
160
140
120
100
80
60
40
20
0
8
19
50
92
146
2020
2021
2022
2023
2024

*….with increasing consumer adoption rate **...*


Annual Visits – Client Brands
(billion)
Annual Visits - Perfitly
3.5
3
2.5
2
1.5
1
0.5
0
2020
2021
2022
2023
2024

...leads to substantial value creation


Total Revenues
($MM)
$160
$140
$120
$100
$80
$60
$40
$20
$0
$0.2
$1.9
$16.8
$58.3
$151.0
2020
2021
2022
2023
2024
Other Rev
Large Brands
Medium Brands
Small/Emerging Brands

*** Consumer Adoption Rate for each onboarded brand over Years 1-6: 20/25/35/50/70/70%, driven by in-brand awareness and cross-brand use*

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

Financial projections – apparel eCommerce (USA), cont.

	2020	2021	2022	2023	2024
REVENUE ($MM)	0.21	1.85	16.78	58.27	151.01
EXPENSES	1.53	2.88	16.55	37.65	81.21
EBITDA	(1.32)	(1.03)	0.23	20.62	69.81
DATA/ ANALYTICS & AI	-	+	++	+++	+++

Not Included in above: Europe, Asia, & Other, Data/Analytics/AI, In-Store Applications

Financial projections – apparel eCommerce (USA, Europe, Asia)

	2020	2021	2022	2023	2024
REVENUE ($MM):					
USA	0.21	1.85	16.78	58.27	151.01
EUROPE	--	0.21	1.85	16.76	58.27
ASIA	--	--	0.21	1.85	16.78
	0.21	**2.06**	**18.84**	**76.90**	**226.06**
EXPENSES:					
USA	1.53	2.88	16.55	37.65	81.21
EUROPE	--	1.23	2.30	13.24	31.12
ASIA	--	--	1.23	2.30	13.24
	1.53	**4.11**	**20.08**	**53.19**	**124.56**
EBITDA:					
US	(1.32)	(1.03)	0.23	20.62	69.81
EUROPE	--	(1.02)	(0.45)	3.54	28.15
ASIA	--	--	(1.02)	(0.45)	3.54
	(1.32)	**(2.05)**	**(1.25)**	**23.70**	**101.49**
DATA/ANALYTICS & AI:	-	+	+++	+++	+++

Not Included in above: *Data/Analytics/AI, In-Store Applications*

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.






CEO/CO-FOUNDER
Dave Sharma: 40+ years leading large operations in manufacturing, technology. Founded, established, divested and acquired several businesses in the TTA-Transitair group of companies. Led international consortia in large infrastructure projects and workforces of several thousand. Education: MBA, IIT Chicago; B. Tech, Indian Railways Institute of Eng.

CTO/CO-FOUNDER
Kash Vyas: 20+ years delivering technology based business solutions in retail, online media, digital advertising and finance at director level positions. Comcast, Amazon Web Services, Akamai, Goldman Sachs. Director of Technology at iRail.com. Education: BS, Mechanical Engineering, Rensselaer Polytechnic Institute

PRODUCT DEVELOPMENT
Michel Zampa: 20+ years in business and product development of virtual try on solutions using AR/VR in both beauty and fashion. Helped conceive and commercialize tools used in both media campaigns, e-commerce and in-stores. Senior assignments in Fashion with VF Corp, Levi's, Land's End, Sears, H&M, others.

PRODUCT STRATEGY
Jordan Montgomery: 5+ years in product strategy, brand development and analytics in the fashion industry. Worked as a buyer for Rag & Bone and Zadig & Voltaire. Consulted in merchandising, branding, business development and operations for small to mid-sized US brands. Education: BBA, Textile and Apparel Management, University of Missouri-Columbia

TECHNOLOGY TEAM:

Senior team has extensive expertise and experience in apparel e-Commerce solutions with overall responsibility for software and solutions development, direction of teams at large apparel retail brands, graphics, delivery involving cloud native solutions and optimization, photometry, AI development in anthropometrics and neural networks.

Junior team has extensive training and education in apparel digital design, graphics, styling and manufacturing fields.

Heads down – heavy engineering for 4 years, 2 years of commercial performance

Several BS and MS level degrees in relevant fields

Examples of past affiliations:



TECHNOLOGY PIPE:

Data sciences and AI, machine learning, neural networks, apparel design and manufacturing software development, anthropometry, advanced smart-phone based photometry, app development

PHDs, MS's, BS's in relevant fields

~185 experts located in India (Bangalore, Gurgaon), Germany, San Diego

    

ADVISOR / CO-FOUNDER
Raghav Sharma: 20+ years in strategy consulting and M&A. Established and divested technology companies. McKinsey & Co, JPMorgan, GuideVine Technologies, iRail.com. Education: AB, Eng & Econ, Brown Univ; MBA, Wharton School of Business

ADVISOR
Gene Kahn: Industry leader as CEO & Chairman of large department store chains in fashion and accessories, including May Department Stores and Claire's. Education: BS City University of New City College

ADVISOR
Veronica Chou: Founder, Chairman and CEO of Everybody & Everyone, an eco-innovative, inclusive, everyday womenswear brand. Director of, investing in Karl Lagerfeld brand. Founder and President of Iconix China.

ADVISOR
Jan Rogers Kniffen: 15+ years as Sr. Advisor / Consultant to Retail Investment firms, Icahn & Co. and CEO's. 20+ years as senior 'C' Management in finance and operations at global Retail & Fashion conglomerates. Frequent guest and contributor to CNBC/CBS as expert on retail. Advisor and mentor to several retail tech startups.

ADVISOR
Sue Kagan: International Technical Design size and fit consultant. 40+ years of apparel manufacturing, technology process review and implementation experience. Kate Spade, Everybody & Everyone, Carter's, Coldwater Creek, Anne Klein, Esprit, Liz Claiborne, Geoffrey Beene and New Balance. Advisor to True Fit and Fit Analytics.

Reasons to invest

- **Large value** creation, cash flow **positive expected in 3Q 2022** (see Data Room for additional detail regarding assumptions)

- Ability to deliver **billions to clients' bottom line**

- Creates a **large impact on environment** and **resource** consumed

- **Comprehensive, accurate and fully scalable** virtual fitting room solution

- Proven team with **deep industry, technical and operations expertise**

- Multiple **adjacencies will drive additional value** (Data-AI, In-Store Applications, Anthropometry, Medical, etc.)

thank you

Perfitly.com

EXHIBIT E
Video Transcript

Exhibit E
Video Transcripts

Perfitly Women's Walkthrough
https://www.youtube.com/watch?v=bfd1TFvepgM&feature=emb_title

Welcome to Perfitly, a revolutionary visualization platform dedicated to online apparel shopping. In this video, we are going to demonstrate a shopper's experience using the Perfitly 'Try it On' widget.

If you are a shopper visiting the website of one of our brand partners, the Perfitly 'Try it On' widget is part of your natural flow through the site. The widget is imbedded directly on a product page and fits within the brands overall user experience.

If you are a return shopper, the platform already knows who you are and has your 3D avatar already generated so when you click to try on a garment, the system automatically shows your avatar in the best fitting size.

You can zoom in and out to see the garment in more detail, rotate 360 degrees to see it from all angles and try on different colors.

If you don't like the recommended size and want things a little looser, you can size up…or if you want it a little snugger, size down. Again, you can zoom and rotate in all the sizes, to help determine your ideal fit.

Once you've made a choice, you can add to your cart right from the 'Try it On' widget.

Now, if you're a first-time shopper and are new to the brand or new to Perfitly, there are two ways to create your avatar. You can either enter your measurements or you can use the Perfitly body scan app to take a few photos and create your avatar. For this demo, we will be entering 5 - 6 common measurements like your height, waist, inseam and so on. In seconds, your avatar is generated wearing the garment that you wanted to try on. From here it's the same functionality - zoom, rotate, try on different sizes and make a confident decision when adding to your cart.

Thank you and to learn more about the Perfitly platform, please contact us at info@perfitly.com.

Co-Founder Raghav Sharma on the Market and Perfitly Potential
https://www.youtube.com/watch?v=AYcQ90OFeN4&feature=emb_title

These are the people who are on the phone with us today. It's all of the founding team, Dave, Kash, myself, and then Jordan, who is part of our product strategy team, leads that, and wears many hats at Perfitly.

The company, we are an AR/VR AI fit visualization platform. We've been custom designed for online apparel shopping. And really our mission is to help consumers make more confident purchase decisions when it comes to brands, styles, or fits and for brands and retailers to help them drive higher shopper engagement, increase their conversion rates, and decrease their return rates.

Of course, that has knock-on effects throughout the enterprise on sustainability, and financing required, and so on because as online apparel shopping increases, so does two of the inherent challenges of the channel.

One is it's beset by very high return rates of about 20 to 40 percent on average and as high as 90 percent in some particular categories and very low conversion rates of about 2 to 3 percent, which means two out of every web visitors actually purchases something online.
These are flipped from their traditional bricks and mortar channel which has low-single-digit return rates and mid-20 percent conversion rates. So as that channel continues to grow and grow, these two challenges get exacerbated.

Luckily, for us and for the retailers, as we've investigated both of these, we found that they're overwhelmingly caused by what consumers call fit, meaning they're just not sure how something's going to fall on their body, how it's going to mesh with their personal sense of style. What that means is they end up ordering two or three of everything, crowding out other purchases and creating hassles of returns and hesitancy around what they want to buy. For the industry, it causes, of course, lost revenue, a lot of waste cost associated with the returns, and bloated inventory levels.

If we look at just returns alone, this is a massive problem. We estimate that's going to cost retailers about $27 billion in the US alone on adult apparel sales.

The good news is as people have studied the industry, whether it's Goldman or it's players like ASOS who are pure-play digital players, even minor improvements in the return rate can flow millions, if not billions, back to these retailers and these brands' bottom lines.

That's where Perfitly comes in. We've developed a four-step, end-to-end process to attack both of those challenges, which is accurate across the flow. What we're showing at the bottom of the screen is our steps.

It starts with the consumer and creating a very accurate 3D body double of them, which we call an avatar. Then, working with the brands themselves to create faithful, 3D digital replicas. Then, on their websites, giving consumers the ability to visualize and see how a garment is going to fit on their avatar, ie them, and being able to rotate, zoom, look at it in detail, and, of course, size up and size down so that what they add to the cart is just the right item for them. What we've tried to do is we've tried to recreate the best way to buy garments in our opinion, which is in a physical fitting room because you have everything you need -- yourself, the mirror, all the SKUs -- so that you walk out of the store with exactly what you need.

We've had many competitors. Many have exited. Some are still going at it. Where we've differentiated ourselves is we've focused on all four steps where other people have either focused really deep on one step or they've taken shortcuts across all four, which ends up in an inaccurate solution.

We've actually been able to drive results versus other people. For our deployments, we've taken their conversion rates up 80 percent. We've taken their return rates down 67 percent. This has caught the industry's attention.

We've built up a fairly significant pipeline in the Americas and also in Europe of 40 or 50 brands that we're adding to the stable that are live. We believe that as these come online, this will start to drive dramatic results for us as a company in terms of revenue. This is just a view, looking at Americas only, without Europe, without Asia, and certainly without… a very large component of our offering is going to be data and analytics that only our platform can unlock around consumer intentions, and interactions, and fit data.

That leads us to why we're participating is that we are currently raising a round to help us in terms of working with our pipeline. We are rolling out and going live. This is actually one of our updates with a top-five retailer in the US with a go-live date of September 1st. Supporting that initiative and supporting that retailer.

Converting our pipeline from trials and POCs into paid customers. Of course, supporting our ongoing deployments.

Then, on the product side, accelerating our product roadmap, especially around multi-garment or ensemble support, automating some of our back end e-stitching, and then deepening our AI that underlies our measurement app and building out our data and analytics capability.

The third bucket is ramping up our business operations, expanding the sales team, and so on. We are currently in market for that. We're excited about the possibilities that Perfitly holds both for the industry, for consumers, and for our investors. That takes us through this presentation.

Body Measurement Technology
https://www.youtube.com/watch?v=3ayYkJVioZQ&feature=emb_title

Today nearly 30% of e-commerce purchases are returned. Return rates are typically higher in the apparel industry often because products are the wrong size. This costs retailers millions of dollars in extra shipping and frustrates shoppers. Body measurement technology is emerging as a solution for consumers to accurately measure their body dimensions with photos taken from a smartphone.

The long and short of it. Utilizing big data, artificial intelligence and machine learning, 3D body scanning apps use shoppers' photos to calculate the circumference and length of each body part to provide them with precise measurements. By introducing body measurement technology some retail brands have seen returns decline as much as 40%. Goldman Sachs research expects return rates could decline further as the accuracy of these camera-based solutions improves, and retailers use the accumulated body shape data to make better fitting garments. This could mean reduced costs and lower carbon emissions with fewer returned items shipped. We'll even see less unwanted clothing end up in landfills.

And looking ahead, precise measurement data could have applications beyond apparel: including 'made-to-measure' services for customized furniture, and in fitness apps that allow consumers to visualize weight loss or muscle development. All of this may mean disruption to existing business models and the emergence of new supply chains across various industries.

Perfitly - Introducing the new gold standard in digital shopping
https://www.youtube.com/watch?v=ItpKVXomS0U

Perfitly, for the perfect fit.

Today, online shoppers are frustrated. Even with more and more online options, they still don't have a way to confidently shop for clothes that fit them and their personal sense of style. The solution? Perfitly, the only end to end online purchasing solution that enriches the online shopping experience and enables confident purchases.

Perfitly accomplishes this through four crucial elements. One, accurate body scans. Two, accurate 3D garment replicas. Three, accurate synthesis of scans and replicas. Four, accurate visualization on a shopper for better decision making leading to higher customer satisfaction, fewer returns, and increased sales.

Let's take you on the Perfitly consumer journey.

First, the customer takes a self-body scan in her home via a smartphone or tablet. From that scan, a virtual self or avatar is created capturing all the subtleties of your body with precise accuracy.

Meanwhile, Perfitly and its brand partners maintain CAD pattern files for every SKU. These are e-stitched to create a precise 3D model of the specific garment. By using a proven, proprietary algorithm, Perfitly inputs the fabric characteristics to simulate the drape and lay unique to each fabric type, making the garment smart.

When a shopper wants to try on a garment online, her avatar tries on a 3D smart replica of the selected garment, creating an accurate virtual try on.

In seconds, the consumer sees how the garment would look and fit on herself. Want it looser or snugger? Easily size up or down to see what it looks like before you buy.

We take out the guesswork by mimicking the traditional in-store fitting room experience. The result, a customized, accurate, online shopping experience leading to increased customer satisfaction, reduced returns, increased sales, and conversion.

Perfitly, for your perfect fit.